April 1, 2024

VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Stephen Kim

RE: Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023
File No. 001-33220
Filed August 8, 2023

Dear Mr. Kim:

The Company respectfully acknowledges the letter dated March 25, 2024 from the staff of the Division of Corporation Finance (the “Staff”) regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “Form 10-K”). Set forth below is the response of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the Staff’s letter. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K. To assist your review, we have retyped the text of your comment below.

Form 10-K for Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources
Cash Flows, page 45

1.You report you paid $54.3 million and $102.8 million more in interest and income taxes, respectfully, for fiscal 2023 than in fiscal 2022. However, you did not cite these as contributing factors in your analysis of changes in the reported amount of net operating cash flows. It appears these factors would materially affect your analysis. Please disclose all material factors affecting the reported amount of net operating cash flows between periods, including where material changes offset one another. Refer to Item 303 of Regulation S-K. Also refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance regarding the analysis of operating cash flows. Further, quantify variance factors cited in all annual and interim period reports pursuant to section III.D of Release No. 33-6835.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. We have reviewed Item 303 of Regulation S-K, and the guidance provided by the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350, and section III.D of Release No. 33-6835. In future filings, including all annual and interim period reports beginning with the Company’s Form 10-Q for the quarterly period ended March 31, 2024, the Company will enhance the disclosure to include all material factors affecting the reported amount of net operating cash flows between periods, including where material changes offset one another.

To illustrate an example of the Company’s future disclosure to address such items, the Company has provided enhancements to its fiscal year 2023 explanations of changes in net operating cash flows as set forth in the Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Capital Resources section of the Form 10-K (additions to existing language are underlined):

The increase in cash provided by operating activities of $379.9 million was primarily due to an increase in collections of advanced client billings of $265.9 million included in the change in Other non-current liabilities, ~~as well as~~ a decrease in cash used for client-related platform implementation and development of $170.4 million included in the change in Other non-current assets, and an increase in trade receivable collections of $105.0 million. This was partially offset by ~~higher~~ an increase in cash ~~used in working capital~~ payments for income taxes of $102.8 million, primarily related to the tax treatment of research and development costs, and higher interest payments of $54.3 million due to the current interest rate environment.

For reference, the disclosure previously included in Broadridge’s Form 10-K for the fiscal year ended June 30, 2023 was as follows:

The increase in cash provided by operating activities of $379.9 million was primarily due to an increase in advance client billings as well as a decrease in client-related platform implementation and development, partially offset by higher cash used in working capital.

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Please feel free to contact me at 516-472-5032, or Ed Sperling, Chief Accounting Officer, at 201-459-4507, should you require any additional information or have any additional questions.

Very truly yours,

/s/ Edmund Reese
Edmund Reese
Corporate Vice President, Chief Financial Officer

cc:
Timothy C. Gokey, Chief Executive Officer
Laura Matlin, Interim Chief Legal Officer
Ed Sperling, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary